MORILA DRILLING DEMONSTRATES SIGNIFICANT
PAYSHOOT UPGRADE

London, 12 November 2003 – Drilling on the southwest-to-northeast trending payshoot at Morila last year identified the high-grade pod which sparked the 2002 September quarter's bonanza: 546 000 tons of ore milled at an average grade of 27.7g/t to produce 428 421 ounces of gold at a cash cost of US$28/oz. Since then, drilling has continued southwest of the bonanza zone, and while results are not as spectacular as in 2002, they still demonstrate a significant upgrade to the values in the payshoot as well as increased continuity. This is shown in the "before" and "after" views of the value trend map.

DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.